

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2022

Barry Kostiner
Chairman of the Board and Chief Executive Officer
Legacy Education Alliance, Inc.
1490 N.E. Pine Island Road, Suite 5D
Cape Coral, FL 33909

> **Re: Legacy Education Alliance, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed March 31, 2022**
> **File No. 000-55790**

Dear Mr. Kostiner:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services